SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM 12b-25

Commission File Number 001-11512

NOTIFICATION OF LATE FILING

(Check One):	☐Form 10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q	☐ Form N-SAR
For Period Ending: January 1, 2005
☐ Transition Report on Form 10-K			☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F			☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

Read the attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I.  Registrant Information

Full name of registrant:                       SatCon Technology Corporation

Former name if applicable:                  n/a

Address of principal executive office (Street and number): 27 Drydock Avenue

City, State and Zip Code:                    Boston, Massachusetts  02210

Part II.  Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check appropriate box.)

☒            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒                                    (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐                                    (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached is applicable.

Part III.  Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.  (Attached extra sheets if needed.)

As previously reported in the Registrant’s Current Report on Form 8-K, dated January 28, 2005, as amended, on February 1, 2005 the Registrant’s Chief Financial Officer resigned.  Due to the resignation of the Registrant’s Chief Financial Officer and the resulting delays in collecting, compiling and reviewing the information required to be included in the Registrant’s Form 10-Q for the quarter ended January 1, 2005 (the “First Quarter 10-Q”), the Registrant will not be able to meet the required filing deadline for the First Quarter 10-Q without incurring unreasonable effort or expense.  The First Quarter 10-Q will be filed on or before February 21, 2005.

Part IV.  Other Information

(1)           Name and telephone number of person to contact in regard to this notification

David B. Eisenhaure	(617)	897-2400
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒Yes     No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 Yes    ☒No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SatCon Technology Corporation
(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	February 15, 2005	By	/s/ David B. Eisenhaure
			Name:	David B. Eisenhaure
			Title:	Chief Executive Officer